UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

East Tower, Jing Yan Building

No. 29 Shijingshan Road, Shijingshan District

Beijing 100043

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐    No  ☒

Press Releases

On November 3, 2014, the registrant announced its unaudited financial results for the third quarter ended September 30, 2014. The registrant also announced that Mr. Tao Wang has resigned as its Chief Executive Officer, for personal reasons. The registrant’s Board of Directors has appointed Ms. Carol Yu, President and Chief Financial Officer of Sohu.com Inc., and Mr. Dewen Chen, currently the registrant’s President, to be Co-Chief Executive Officers of the registrant. Ms. Yu will remain in her position as President and Chief Executive Officer of Sohu.com Inc. in addition to her new role with the registrant.

A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Safe Harbor Statement

This report on 6-K contains forward-looking statements. Statements that are not historical facts, including statements about the registrant’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them.

Forward-looking statements involve inherent risks and uncertainties. The registrant cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.

Potential risks and uncertainties include, but are not limited to, continuing volatility in global financial and credit markets and its potential impact on the Chinese economy, slowing growth in the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the registrant’s quarterly operating results, the registrant’s current and projected future losses due to increased spending for marketing for software on mobile devices, the possibility that the registrant will be unable to develop successful games for mobile platforms or successfully monetize mobile games it develops or acquires, the possibility that the registrant’s efforts in building and monetizing its platform business will not be successful, the possibility that the registrant’s investment in MoboTap Inc. will not produce hoped-for benefits to the registrant, including enhancements to the registrant’s efforts in building its platform business, and the registrant’s reliance on Tian Long Ba Bu as its major revenue source. Further information regarding these and other risks is included in the registrant’s Annual Report on Form 20-F filed on February 28, 2014, and other filings with the Securities and Exchange Commission.

Exhibits.

99.1	Press release regarding financial results for the third quarter ended September 30, 2014 and management changes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/s/ Rucia Ren
Rucia Ren, Acting Chief Financial Officer

Date: November 4, 2014

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding financial results for the third quarter ended September 30, 2014 and management changes.

Exhibit 99.1

Changyou Reports Third Quarter 2014 Unaudited Financial Results and Announces

Management Changes

Beijing, China, November 3, 2014 – Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced its unaudited financial results for the third quarter ended September30, 2014.

Third Quarter 2014 Highlights

•	Total revenues were US$180.8 million, an increase of 2% quarter-over-quarter and a decrease of 1% year-over-year, and were below the Company’s guidance by US$5.2 million.

•	Online game revenues wereUS$150.3 million, a decrease of 2% quarter-over-quarter and 7% year-over-year, and were below the Company’s guidance by US$7.7 million.

•	Online advertising revenues were US$16.7 million, an increase of 13% quarter-over-quarter and 2% year-over-year, and were in line with the Company’s guidance.

•	Net income attributable to Changyou.com Limited was US$3.3 million. This compares with net income attributable to Changyou.com Limited of US$1.9 million in the second quarter of 2014 and net income attributable to Changyou.com Limited of US$72.8 million in the third quarter of 2013. Net income attributable to Changyou.com Limited per fully-diluted ADS[1] was US$0.06. This compares with net income attributable to Changyou.com Limited per fully-diluted ADS of US$0.04 in the second quarter of 2014 and net income attributable to Changyou.com Limited per fully-diluted ADS of US$1.36 in the third quarter of 2013.

•	Non-GAAP[2] net income attributable to Changyou.com Limited was US$3.8 million, and exceeded the Company’s guidance by US$3.8 million. This compares with non-GAAP net income attributable to Changyou.com Limited of US$2.4 million in the second quarter of 2014 and non-GAAP net income of US$73.2 million in the third quarter of 2013. Non-GAAP net income attributable to Changyou.com Limited per fully-diluted ADS was US$0.07. This compares with non-GAAP net income attributable to Changyou.com Limited per fully-diluted ADS of US$0.04 in the second quarter of 2014 and non-GAAP net income per fully-diluted ADS of US$1.37 in the third quarter of 2013.

Mr. Dewen Chen, Changyou’s Co-CEO, commented, “We are pleased with the strong user traction on two of our newly-launched mobile games, TLBB 3D and Qin Shi Ming Yue 2. We believe this demonstrates our capabilities in mobile game publishing as well as the creative talents of our mobile R&D team. For our MMO business, user engagement remained resilient during the quarter, as we introduced new innovative game play and added social interactions and reduced the level of difficulty in our flagship TLBB game.”

“We have built our business around a user-first philosophy, which enabled us to become one of China’s leading game companies, and pushed us to look ahead to see what our users want next. We will continue to seize the opportunities we see on mobile internet and continue our focus on building an integrated platform with games and applications that meet the needs of a broad spectrum of users. We believe this is the right strategy to maximize our long-term growth and remain competitive in the internet sector for years to come.”

[1]	Each ADS represents two Class A ordinary shares.
[2]	Non-GAAP results exclude share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures.”

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Ms. Rucia Ren, Changyou’s acting CFO, said, “We are pleased with the increase from the previous quarter in the average monthly active accounts for our online game business, driven by a more engaging and balanced in-game environment which will attract all levels of players in the long run and effectively extend TLBB’s lifespan, despite having a short-term impact on revenues. We are encouraged by the recent performance of our newly launched mobile games, and we will keep focusing on perfecting our games to meet the evolving demands of users.

Third Quarter 2014 Operational Results

The Company’s operational results for the third quarter of 2014 were as follows:

•	Total average monthly active accounts of the Company’s games[3] were 29 million, an increase of 21% quarter-over-quarter and a decrease of 6% year-over-year. The quarter-over-quarter increase was mainly due to an increase in active accounts of TLBB as well as the launch of new games, including Fantasy Frontier Online. The increase in active accounts was in part offset by a decline in active accounts of web games, as both Wartune and DDTank have entered into a relatively mature phase in China. The year-over-year decrease was mainly due to a decline in active accounts of Wartune and DDTank.

•	Total average monthly active accounts of the Company’s platform channels[4] were 275 million, an increase of 9% quarter-over-quarter and 178% year-over-year. The quarter-over-quarter and year-over-year increases were mainly due to our continuous efforts to improve user experience as well as the launch and acquisition of new PC and mobile products during the course of the year.

Third Quarter 2014 Unaudited Financial Results

Revenues

Total revenues for the third quarter of 2014 increased 2% quarter-over-quarter and decreased 1% year-over-year to US$180.8 million, and were below the Company’s guidance by US$5.2 million.

Online game revenues decreased 2% quarter-over-quarter and 7% year-over-year to US$150.3 million, and were below the Company’s guidance by US$7.7 million. The quarter-over-quarter decrease was mainly due to players spending less money in TLBB after the Company made a strategic decision to reduce the level of difficulty of the game. The year-over-year decrease was mainly due to decreased revenues from Wartune and DDTank, as both games have now entered into a relatively mature phase in China, as well as from TLBB, following the strategic decision to reduce the game’s difficulty.

Online advertising revenues increased 13% quarter-over-quarter and 2% year-over-year to US$16.7 million, and were in line with the Company’s guidance. The quarter-over-quarter increases were mainly due to the seasonal pickup typical for advertising in China and the increase in the utilization rate of advertising on the 17173 website as a result of an improved advertising sales function.

[3]	Calculated as the simple average of the sum of monthly active accounts of all of the MMO games, web games and mobile games operated by the Company and its wholly-owned and/or majority-owned subsidiaries during the quarter. Monthly active accounts for games are defined as game accounts that were logged in at least once during the month.
[4]	Calculated as the simple average of the sum of the monthly unique visitors to the Company’s web game operation platform, the 17173 website and 17173’s non-game products, plus the monthly logged-in accounts of non-game applications during the quarter. The monthly logged-in accounts of Mobo Tap Inc., which was acquired during the third quarter of 2014, are included in the calculations for the third quarter of 2014.

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Internet value-added services (“IVAS”) revenues, which consist of revenues generated from the operation of web games on the Company’s websites and software applications, increased 52% quarter-over-quarter and 550% year-over-year to US$7.4 million. The quarter-over-quarter and year-over-year increases were mainly due to increased revenues from web games launched on the Company’s web game platform in the third quarter of 2014, and incremental revenues from the acquisition of new PC and mobile products.

Other revenues, which consist of cinema advertising revenues, increased 48% quarter-over-quarter and 59% year-over-year to US$6.4 million. The quarter-over-quarter increase was mainly due to the seasonal pickup typical for advertising in China. The year-over-year increase was mainly due to an upgrade in advertising resources as well as improvements in the advertising sales function.

Gross profit

Both gross profit and non-GAAP gross profit decreased 3% quarter-over-quarter and 15% year-over-year to US$130.5 million. Both gross margin and non-GAAP gross margin were 72%, compared with 76% in the second quarter of 2014 and 84% in the third quarter of 2013.

Both gross profit and non-GAAP gross profit of the online games business decreased 6% quarter-over-quarter and 17% year-over-year to US$116.4 million. Both gross margin and non-GAAP gross margin of the online games business were 77%, compared with 80% in the second quarter of 2014 and 87% in the third quarter of 2013.The quarter-over-quarter and year-over-year decreases in gross margin were mainly due to additional costs of licensed MMO and mobile games that were launched in the third quarter of 2014.

Both gross profit and non-GAAP gross profit of the online advertising business increased 12% quarter-over-quarter and decreased 6% year-over-year to US$12.4 million. Both gross margin and non-GAAP gross margin of the online advertising business was 74%, compared with 75% in the second quarter of 2014 and 80% in the third quarter of 2013. The year-over-year decrease in gross margin was primarily due to increase in bandwidth costs related to video content on 17173.com, as well as increased salary and benefits expense.

Both gross profit and non-GAAP gross profit for the IVAS business were US$0.7 million. This compares with gross loss and non-GAAP gross loss for the IVAS business of US$0.4 million in the second quarter of 2014, and gross profit and non-GAAP gross profit of US$0.7 million in the third quarter of 2013.

Both gross profit and non-GAAP gross profit of other business were US$1.0 million. This compares with gross loss and non-GAAP gross loss of US$0.1 million in the second quarter of 2014 and US$0.7 million in the third quarter of 2013.

Operating expenses

Total operating expenses were US$133.0 million, a decrease of 6% quarter-over-quarter and an increase of 86% year-over-year.

Product development expenses were US$53.0 million, an increase of 8% quarter-over-quarter and 75% year-over-year. The quarter-over-quarter and year-over-year increases were primarily due to headcount and personnel-related expense increases for mobile-related investments and games development, higher licensing fees associated with new games to be launched, as well as amortization expense with respect to MoboTap Inc. (“MoboTap”), which was acquired on July 31, 2014.

Sales and marketing expenses were US$52.9 million, a decrease of 24% quarter-over-quarter and an increase of 88% year-over-year. The quarter-over-quarter decrease was mainly because the Company streamlined its marketing and distribution channels for mobile applications in the third quarter of 2014. The year-over-year increase was mainly due to higher advertising costs for the promotion of mobile applications as part of the Company’s initiative to develop its platform business and an increase in salary and benefits expense in the third quarter of 2014.

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General and administrative expenses were US$27.1 million, an increase of 19% quarter-over-quarter and 109% year-over-year. The quarter-over-quarter and year-over-year increases were mainly due to an increase in salary and benefits expense in the third quarter of 2014.

Operating loss

Operating loss was US$2.6 million. This compares with operating loss of US$7.0 million in the second quarter of 2014 and operating profit of US$81.5 million in the third quarter of 2013.

Non-GAAP operating loss was US$2.0 million. This compares with non-GAAP operating loss of US$6.6 million in the second quarter of 2014 and non-GAAP operating profit of US$81.8 million in the third quarter of 2013.

Income tax expense

In December 2013, the Company’s main operating entity in China was approved as a “2013 and 2014 Key National Software Enterprise,” and as a result is subject to a preferential corporate income tax rate of 10% for the tax years 2013 and 2014.

The Company recorded income tax expense of US$0.3 million in the third quarter of 2014. This compares with an income tax benefit of US$2.2 million in the second quarter of 2014 and income tax expense of US$13.6 million in the third quarter of 2013.

Net income

Net income was US$1.5 million. This compares with net income of US$1.5 million in the second quarter of 2014 and net income of US$72.8 million in the third quarter of 2013.

Non-GAAP net income was US$2.0 million. This compares with non-GAAP net income of US$2.0 million in the second quarter of 2014 and net income of US$73.2 million in the third quarter of 2013.

Net loss attributable to non-controlling interests

Net loss attributable to non-controlling interests and non-GAAP net loss attributable to non-controlling interests was US$1.9 million in the third quarter of 2014, compared with US$0.4 million in the second quarter of 2014. Non-controlling interests represent the non-controlling interests in the RaidCall business and MoboTap. The results of MoboTap were consolidated into Changyou’s financial statements commencing on August 1, 2014, upon completion of the acquisition of MoboTap.

Net income attributable to Changyou.com Limited

Net income attributable to Changyou.com Limited was US$3.3 million. This compares with net income attributable to Changyou.com Limited of US$1.9 million in the second quarter of 2014 and net income attributable to Changyou.com Limited of US$72.8 million in the third quarter of 2013. Fully-diluted earnings per ADS attributable to Changyou.com Limited were US$0.06. This compares with fully-diluted earnings per ADS attributable to Changyou.com Limited of US$0.04 in the second quarter of 2014 and full-diluted earnings per ADS of US$1.36 in the third quarter of 2013.

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Non-GAAP net income attributable to Changyou.com Limited was US$3.8 million, and exceeded the Company’s guidance by US$3.8 million. This compares with non-GAAP net income attributable to Changyou.com Limited of US$2.4 million in the second quarter of 2014 and non-GAAP net income attributable to Changyou.com Limited of US$73.2 million in the third quarter of 2013. Non-GAAP fully-diluted earnings per ADS attributable to Changyou.com Limited were US$0.07. This compares with non-GAAP fully-diluted earnings per ADS attributable to Changyou.com Limited of US$0.04 in the second quarter of 2014 and non-GAAP fully-diluted earnings per ADS of US$1.37 in the third quarter of 2013.

Liquidity

As of September 30, 2014, Changyou had cash and cash equivalents and short-term investments of US$386.8 million, compared with US$393.2 million as of June 30, 2014.

Operating cash flow for the third quarter of 2014 was a net inflow of US$46.1million.

As of September30, 2014, Changyou had short-term and long-term bank loans of US$370.0 million and current and non-current restricted time deposits of US$434.4 million, compared with short-term and long-term bank loans of US$257.0 million and current and non-current restricted time deposits of US$372.1 million as of June 30, 2014.

Management Changes

The Company announced that Mr. Tao Wang has resigned as its Chief Executive Officer for personal reasons. Changyou’s Board of Directors has appointed Ms. Carol Yu, President and CFO of Sohu.com Inc., and Mr. Dewen Chen, President, to be Co-CEOs of the Company. Ms. Yu will remain in her position as President and CFO of Sohu in addition to her new role with the Company. Mr. Wang will continue to serve as a Director of the Company.

Ms. Yu stated, “On behalf of the Board and Sohu, I would like to thank Tao for his extraordinary contribution in leading Changyou to become one of the most premier online game companies in China. Tao has played a vital role in creating the legendary Tian Long Ba Bu and other popular games which gained remarkable success. In his continued capacity as a member of the Board, Tao will continue to serve Changyou with his industry insights and inspirations. In my new capacity, I will work closely with Dewen to build on the strong foundations Tao has built over his 10-year tenure”.

Other Business Developments

Launched New Mobile Game Qin Shi Ming Yue 2

On September 15, 2014, Changyou launched closed beta testing of its co-developed mobile 3D role playing game Qin Shi Ming Yue 2.Adapted from the comic novel of the same name, the game has a storyline that revolves around tales and main characters from the original novel. Designed on the Unity 3D engine and equipped with varied and creative gameplay, Qin Shi Ming Yue2 provides players with a unique gaming experience. The game is expected to be launched in November, 2014.

Launched New Mobile Game Tian Long Ba Bu 3D

On October 29, 2014, Changyou launched its in-house mobile 3D martial arts MMORPG Tian Long Ba Bu 3D. Adapted from Louis Cha’s novel of the same name, the game reenacts the story of the original novel and blends in some of the classic PC game elements, including its gameplay, social elements, and multiple gaming systems, enabling players to enjoy exciting battles and interesting real-time interaction with other players.

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Update on Changyou’s Share Repurchase Program

On July 27, 2013, Changyou’s Board of Directors authorized a share repurchase program of up to US$100 million of the outstanding ADSs of Changyou over a two-year period from July 27, 2013 to July 26, 2015.

As of September 30, 2014, Changyou had repurchased 590,500 Changyou ADSs under the share repurchase program at an aggregate cost of US$17.3 million. No shares were repurchased during the third quarter of 2014.

Business Outlook

For the fourth quarter of 2014, Changyou expects total revenues to be between US$188.0 million and US$198.0 million, including online game revenues of US$155.0 million to US$165.0 million and online advertising revenues of US$20.0 million to US$21.0 million.

Guidance on Non-GAAP net income, Non-GAAP fully diluted earnings per ADS, and share-based -compensation expense for the fourth quarter of 2014 will not be provided at this time, as there are uncertainties as to the expected costs and expenses associated with mobile games launched, to be launched, and currently in development.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), Changyou’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Changyou’s management believes that excluding share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions from its non-GAAP financial measures is useful for itself and investors. Further, the amount of share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions cannot be anticipated by management, and these expenses are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions does not involve subsequent cash outflow, Changyou does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions.

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The non-GAAP financial measures are provided to enhance investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, excluding share-based compensation expense, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future, and goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions may recur in the future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Changyou’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of Changyou’s next quarterly earnings announcement; however, Changyou reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, continuing volatility in global financial and credit markets and its potential impact on the Chinese economy; slowing growth in the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Changyou’s quarterly operating results, Changyou’s current and projected future losses due to increased spending for marketing for software on mobile devices; the possibility that Changyou will be unable to develop successful games for mobile platforms or successfully monetize mobile games it develops or acquires; the possibility that Changyou’s efforts in building and monetizing its platform business will not be successful; the possibility that Changyou’s investment in MoboTap will not produce hoped-for benefits to Changyou, including enhancements to Changyou’s efforts in building its platform business; and the Company’s reliance on Tian Long Ba Bu as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on February 28, 2014, and other filings with the Securities and Exchange Commission.

Conference Call Information

Changyou’s management team will host an earnings conference call today at 7 a.m. U.S. Eastern Time, November 3, 2014 (8 p.m. Beijing/Hong Kong, November 3, 2014).

The dial-in details for the live conference call are:

US:	+1-855-298-3404
Hong Kong:	+852-5808-3202
International:	+1-631-514-2526
Passcode:	CYOU

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Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 10: 00 a.m. Eastern Time on November 3, 2014 through November 9, 2014. The dial-in details for the telephone replay are:

International:	+1- 866-846-0868
Passcode:	7250938

The live webcast and archive of the conference call will be available on the Investor Relations section of Changyou’s website at http://ir.changyou.com/.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of online games that includes several of the most popular online games in China, such as Tian Long Ba Bu, one of the most popular massively multi-player online (“MMO”) games in China, and Wartune (also known as ShenQu) and DDTank, which are two popular web games in China. Changyou also owns and operates the 17173.com Website, a leading game information portal in China, and various game platforms. Tens of millions of users play Changyou’s games and visit the 17173.com Website every month. For mobile devices, Changyou is developing games and software applications for everyday use. Changyou began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com.

For investor and media inquiries, please contact:

In China:

Ms. Margaret Shi
Investor Relations
Tel:	+86 (10) 6861-3688
E-mail:	ir@cyou-inc.com

In the United States:

Mr. Jeff Bloker
Christensen
Tel:	+1 (480) 614-3003
E-mail:	jbloker@ChristensenIR.com

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CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended
	Sep. 30, 2014	Jun. 30, 2014	Sep. 30, 2013

Revenues:
Online game	$150,338	$153,877	$161,494
Online advertising	16,718	14,732	16,406
IVAS	7,357	4,833	1,132
Others	6,406	4,339	4,036

Total revenues	180,819	177,781	183,068

Cost of revenues:
Online game (includes share-based compensation expense of $58, $17 and $38 respectively)	33,949	30,262	21,750
Online advertising (includes share-based compensation expense of $0, $0 and $7 respectively)	4,289	3,617	3,211
IVAS	6,668	5,184	440
Others	5,430	4,473	4,737

Total cost of revenues	50,336	43,536	30,138

Gross profit	130,483	134,245	152,930

Operating expenses:
Product development (includes share-based compensation expense of $166, $64 and $124 respectively)	52,993	49,041	30,305
Sales and marketing (includes share-based compensation expense of $13, $13 and $35 respectively)	52,943	69,400	28,127
General and administrative (includes share-based compensation expense of $277, $364 and $127 respectively)	27,109	22,816	12,999

Total operating expenses	133,045	141,257	71,431

Operating (loss) / profit	(2,562)	(7,012)	81,499

Interest income	4,642	5,742	5,727
Foreign currency exchange (loss) / gain	(599)	151	(1,184)
Other income	283	434	381

Income/(loss) before income tax expense	1,764	(685)	86,423
Income tax (expense)/ benefits	(291)	2,192	(13,595)

Net income	1,473	1,507	72,828
Less: Net loss attributable to non-controlling interests	(1,850)	(387)	0

Net income attributable to Changyou.com Limited	$3,323	$1,894	$72,828

Basic net income per ADS attributable to Changyou.com Limited	$0.06	$0.04	$1.37

ADSs used in computing basic net income per ADS attributable to Changyou.com Limited	52,872	52,872	53,266

Diluted net income per ADS attributable to Changyou.com Limited	$0.06	$0.04	$1.36

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	52,947	52,941	53,371

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CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Sep. 30, 2014	As of Dec. 31, 2013
ASSETS
Current assets:
Cash and cash equivalents	$177,305	$548,484
Accounts receivable, net	42,702	35,996
Short-term investments	209,508	2,827
Restricted time deposits	299,861	393,019
Deferred tax assets	7,786	4,743
Prepaid and other current assets	34,263	60,107

Total current assets	771,425	1,045,176

Non-current assets:
Fixed assets, net	244,614	246,674
Goodwill	292,059	180,252
Intangible assets, net	95,827	73,395
Restricted time deposits	134,520	31,655
Deferred tax assets	21,035	958
Other assets, net	12,617	7,102

Total non-current assets	800,672	540,036

TOTAL ASSETS	$1,572,097	$1,585,212

LIABILITIES
Current liabilities:
Receipts in advance and deferred revenue	$37,142	$43,842
Accounts payable and accrued liabilities	165,111	144,747
Short-term bank loans	0	410,331
Tax payables	15,742	31,214
Deferred tax liabilities	21,501	18,814
Current contingent consideration	2,950	0

Total current liabilities	242,446	648,948

Long-term liabilities:
Long-term bank loans	370,000	0
Long-term contingent consideration	1,839	4,162
Long-term deferred tax liabilities	10,683	12,334
Long-term accounts payable	5,209	6,252

Total long-term liabilities	387,731	22,748

Total liabilities	630,177	671,696
SHAREHOLDERS’ EQUITY
Changyou.com Limited shareholders’ equity	873,927	896,338
Non-controlling interests	67,993	17,178

Total shareholders’ equity	941,920	913,516

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,572,097	$1,585,212

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CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Sep. 30, 2014
			Non-GAAP adjustments
	GAAP		Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$116,389		58	116,447
Online advertising gross profit	12,429		0	12,429
IVAS gross profit	689		0	689
Other gross profit	976		0	976

Gross profit	$130,483		58	130,541

Gross margin	72%			72%

Operating loss	$(2,562)		514	(2,048)

Operating margin	(1%	)		(1%	)

Net income	$1,473		514	1,987

Net income attributable to Changyou.com Limited	$3,323		514	3,837

Net margin attributable to Changyou.com Limited	2%			2%

Diluted net income per ADS attributable to Changyou.com Limited	$0.06			0.07

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	52,947			53,049

Note:

(a)	To eliminate share-based compensation expense measured using the fair value method.

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CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Jun. 30, 2014
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$123,615	17	123,632
Online advertising gross profit	11,115	0	11,115
IVAS gross loss	(351)	0	(351)
Other gross loss	(134)	0	(134)

Gross profit	$134,245	17	134,262

Gross margin	76%		76%

Operating loss	$(7,012)	458	(6,554)

Operating margin	(4% )		(4% )

Net income	$1,507	458	1,965

Net income attributable to Changyou.com Limited	$1,894	458	2,352

Net margin attributable to Changyou.com Limited	1%		1%

Diluted net income per ADS attributable to Changyou.com Limited	$0.04		0.04

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	52,941		53,049

Note:

(a)	To eliminate share-based compensation expense measured using the fair value method.

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CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Sep. 30, 2013
		Non-GAAP adjustments
	GAAP	Share-based compensation expense (a)	Non-GAAP
Online game gross profit	$139,744	38	139,782
Online advertising gross profit	13,195	7	13,202
IVAS gross profit	692	0	692
Other gross loss	(701)	0	(701)

Gross profit	$152,930	45	152,975

Gross margin	84%		84%

Operating profit	$81,499	331	81,830

Operating margin	45%		45%

Net income	$72,828	331	73,159

Net income attributable to Changyou.com Limited	$72,828	331	73,159

Net margin attributable to Changyou.com Limited	40%		40%

Diluted net income per ADS attributable to Changyou.com Limited	$1.36		1.37

ADSs used in computing diluted net income per ADS attributable to Changyou.com Limited	53,371		53,407

Note:

(a)	To eliminate share-based compensation expense measured using the fair value method.

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